Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Del Monte Foods Company:
We consent to the use of our reports dated June 26, 2007, with respect to the consolidated balance sheets of Del Monte Foods Company and its subsidiaries as of April 29, 2007 and April 30, 2006, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 29, 2007, management’s assessment of the effectiveness of internal control over financial reporting as of April 29, 2007 and the effectiveness of internal control over financial reporting as of April 29, 2007, incorporated herein by reference.
/s/ KPMG LLP
San Francisco, California
November 7, 2007